Filed Pursuant to Rule 424(b)(3)
Registration No. 333-275553

PROSPECTUS SUPPLEMENT NO. 2
(to the prospectus dated December 19, 2023)

Next.e.GO N.V.

Up to 86,012,305 Ordinary Shares

This prospectus supplement supplements the prospectus dated December 19, 2023 (as supplemented or amended from time to time, the “Prospectus”), which forms a part of our registration statement on Form F-1 (No. 333-275553). This prospectus supplement is being filed to update and supplement the information in the Prospectus with the information contained in our report of foreign private issuer on Form 6-K furnished to the Securities and Exchange Commission on March 8, 2024 (the “Current Report”) and certain risk factors which arise from the events disclosed therein. Accordingly, we have attached the Current Report and certain risk factors to this prospectus supplement.

The Prospectus and this prospectus supplement relate to the offer and sale, from time to time, by the selling shareholders identified in the Prospectus, or their permitted transferees, of up to 86,012,305 ordinary shares, nominal value of €0.12 per share (the “Ordinary Shares” or “Next.e.GO Shares”). These 86,012,305 Ordinary Shares consist of: (i) 49,019,608 Ordinary Shares that prior to the exchange for the contribution by the former shareholders of Next.e.GO Mobile SE (“e.GO”) of all of the paid-up shares in e.GO to Next.e.GO N.V. (f/k/a Next.e.GO B.V.) (“Next.e.GO” or “TopCo”) in exchange for shares in TopCo (the “Exchange”) were originally 161,905 shares in e.GO issued at prices on a converted and adjusted basis ranging from $0.24 - $16.53 per share, (ii) 10,000,000 vested Earn-Out Shares (as defined below) issued for no additional consideration at the time of issuance, (iii) 7,550,000 Ordinary Shares that were originally issued as Class B common stock of Athena Consumer Acquisition Corp. (“Athena”), which were subsequently converted into Ordinary Shares in connection with the Business Combination, purchased by the Athena Consumer Acquisition Sponsor, LLC (the “Sponsor”) for a price per share of approximately $0.003, (iv) 1,060,000 Ordinary Shares that were originally issued as Class A common stock of Athena, which were subsequently converted into Ordinary Shares in connection with the Business Combination, and, in addition, 92,750 Ordinary Shares, which were exchanged from 530,000 private placement warrants in connection with the Business Combination, whereby originally one Class A common stock and half of a private placement warrant constituted a unit, which was purchased by the Sponsor for a price per unit of $10.00, (v) 3,000,000 Ordinary Shares issued to the administrative agent on behalf of the lender as part of the share component agreed on under a certain settlement agreement for no additional consideration paid at the time of issuance in relation to the $15,000,000 bridge facility agreement entered into on September 29, 2022 by e.GO as borrower, Brucke Funding LLC as lender and Brucke Agent LLC as administrative agent, and any person which becomes a lender in accordance with the terms of the bridge facility agreement (the “Bridge Financing”), (vi) 500,000 Ordinary Shares issuable upon the exercise of 500,000 warrants exercisable at a price equal to the nominal value of the Ordinary Shares (currently approximately $0.13) based on a note purchase and guaranty agreement between TopCo, certain guarantors, UMB Bank, National Association, Echo IP Series 1 LLC and the note purchasers thereunder, dated as of June 30, 2023 (the “Penny Warrants”), (vii) 14,589,947 Ordinary Shares that may be issued to ACM ARRT M LLC upon conversion of an unsecured subordinated convertible note maturing October 19, 2028 issued at an aggregate purchase price of $11,726,616 (the “Note”) and (viii) 200,000 Ordinary Shares to be issued to Tribal Capital Markets, LLC (“TCM”) in satisfaction of an engagement agreement dated May 29, 2023 for no additional consideration. The Prospectus and this prospectus supplement also cover any additional securities that may become issuable by reason of share splits, share dividends or other similar transactions.

Our Ordinary Shares are traded on the Nasdaq Global Market LLC (the “Nasdaq”) under the symbol “EGOX.” On March 12, 2024, the closing price per Ordinary Share as reported on Nasdaq was $0.079.

This prospectus supplement should be read in conjunction with the Prospectus, including any amendments or supplements thereto, which is to be delivered with this prospectus supplement. This prospectus supplement is qualified by reference to the Prospectus, including any amendments or supplements thereto, except to the extent that the information in this prospectus supplement updates and supersedes the information contained therein.

This prospectus supplement is not complete without, and may not be delivered or utilized except in connection with, the Prospectus, including any amendments or supplements thereto.

e.GO, a subsidiary wholly-owned by us, filed an application for opening of insolvency proceedings with the district court of Aachen (Amtsgericht Aachen) and we and other of our affiliates will likely initiate insolvency proceedings in the short term which may cause our Ordinary Shares to decrease in value, or may render our Ordinary Shares worthless.

Investing in our Ordinary Shares involves risks that are described in the “Risk Factors” section beginning of page 18 of the Prospectus and under similar headings in any amendments or supplements to the Prospectus, as included in this prospectus supplement.

We are both an “emerging growth company” and a “foreign private issuer” as defined under applicable U.S. federal securities laws and, as such, may elect to comply with certain reduced public company reporting requirements for this and future filings. See “Prospectus Summary — Implications of Being an Emerging Growth Company and a Foreign Private Issuer” in the Prospectus.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of the securities to be issued under this Prospectus or determined if this prospectus supplement or the accompanying Prospectus is truthful or complete. Any representations to the contrary is a criminal offense.

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The date of this prospectus supplement is March 13, 2024.

Table of Contents

Page
Risk Factors	S-1
Form 6-K Disclosure	S-3

i

Risk Factors

Investing in our securities involves a high degree of risk. In addition to the other information set forth in this prospectus, including the section entitled “Cautionary Note Regarding Forward-Looking Statements,” you should carefully consider the risk factors discussed below when considering an investment in our securities and any risk factors that may be set forth in the applicable prospectus supplement, any related free writing prospectus, as well as the other information contained in this prospectus, any applicable prospectus supplement and any related free writing prospectus. If any of the following risks occur, our business, financial condition, results of operations and prospects could be materially and adversely affected. In that case, the market price of our securities could decline and you could lose some or all of your investment. Additional risks and uncertainties not presently known to us or that we currently deem immaterial also may impair our business operations.

Risks Related to this Offering

e.GO, a subsidiary wholly-owned by us, filed an application for opening of insolvency proceedings with the district court of Aachen (Amtsgericht Aachen) and we and other affiliates will likely initiate insolvency proceedings in the short term. The ongoing and/or the expected insolvency proceedings may cause our Ordinary Shares to decrease in value, or may render our Ordinary Shares worthless.

e.GO, a subsidiary wholly-owned by us, filed an application for opening of insolvency proceedings with the district court of Aachen (Amtsgericht Aachen) and we and other of our affiliates will likely initiate insolvency proceedings in the short term. As a result, the price of our Ordinary Shares may become even more volatile than it has been in the past and may further decrease in value or even become completely worthless. Any trading in our Ordinary Shares during the pendency of the e.GO insolvency proceedings, our expected insolvency proceedings and the expected insolvency proceedings of our other affiliates is highly speculative and poses substantial risks to purchasers of our Ordinary Shares.

Additionally, if we file for insolvency, recoveries for holders of Ordinary Shares, if any, will depend upon the course of our expected insolvency proceedings and the value of our assets. Although we cannot predict how our Ordinary Shares will be treated under our expected insolvency proceedings, we expect that holders of Ordinary Shares would not receive a recovery unless the holders of more senior claims and interests are paid in full, which includes creditors that have liens on our assets. We also expect our shareholders’ equity to decrease as we and our affiliates use cash on hand to support our day-to-day operations during the insolvency proceedings. Consequently, there is a significant risk that the holders of our Ordinary Shares, including purchasers in this offering, will receive no recovery under our expected insolvency proceedings, and that our Ordinary Shares will become worthless.

As a result of e.GO’s insolvency proceedings, our expected insolvency proceedings and the expected insolvency proceedings of other affiliates, we are subject to the risks and uncertainties associated with insolvency proceedings, and operating during insolvency proceedings may restrict our ability to pursue strategic and operational initiatives.

For the duration of e.GO’s insolvency proceedings, our expected insolvency proceedings and the expected insolvency proceedings of other affiliates, our operations and our ability to execute our business strategy will be subject to associated risks and uncertainties. These risks include:

●	our ability to comply with and operate under the requirements and constraints of the German Insolvency Code (Insolvenzordnung) and under any orders entered by the district court of Aachen from time to time;

●	our ability to engage in intercompany transactions and to fund operations from cash on hand or from financings and, in the event of such financings, our ability to comply with the terms of such financings;

●	our ability to develop, fund, and execute our business plan;

●	our ability to timely file our ongoing reports with the Securities and Exchange Commission; and

●	our ability to continue as a going concern.

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These risks and uncertainties could affect our business and operations in various ways. For example, negative events or publicity associated with the insolvency proceedings could adversely affect our relationships with our suppliers, customers and employees. In particular, critical vendors, suppliers, and/or customers may determine not to do business with us due to the insolvency proceedings and we may not be successful in securing alternative sources. Because of the risks and uncertainties associated with the insolvency proceedings, we cannot predict or quantify the ultimate impact that events occurring during the insolvency proceedings may have on our business, financial condition and results of operations, and there is no certainty as to our ability to continue as a going concern.

As a result of e.GO’s insolvency proceedings, we are in default of several of our financing agreements.

e.GO’s insolvency proceedings constitute an event of default for several of our financing agreements. In particular, we are in default of: (1) the EUR 2 million 9% p.a. short term loan agreement with MIMO Capital AG dated April 24, 2023; (2) the note purchase and guaranty agreement dated June 30, 2023, in relation to senior secured notes with an initial principal gross amount of $75 million between e.GO as issuer, Next.e.GO, E.GO — The Urban Movement GmbH, Next.e.GO Sales & Services GmbH and Time is Now Merger Sub, Inc. as guarantors, Echo IP Series 1 LLC as collateral agent, UMB Bank, N.A. as note administrative agent and certain funds as note purchasers thereto; (3) the securities purchase agreement entered into between Next.e.GO and the purchaser relating to an unsecured subordinated convertible note maturing October 19, 2028, issued to ACM ARRT M LLC at an aggregate purchase price of $11,726,616; and (4) the standby equity purchase agreement and the convertible promissory note issued in connection therewith, both dated January 4, 2024, entered into by and between YA II PN, Ltd. and Next.e.GO. These defaults may make it more difficult to raise additional financing.

We may not be able to maintain a listing of our common stock on the Nasdaq, which could have a material adverse effect on the liquidity of our common stock.

If we file for insolvency, we will likely receive a letter from the staff of Nasdaq stating that it has determined to commence proceedings to delist our Ordinary Shares from the Nasdaq. In addition, Nasdaq may suspend trading of our Ordinary Shares on Nasdaq. Suspension of trading and/or delisting our Ordinary Shares could also adversely impact the perception of our financial condition and have additional negative ramifications.

We cannot issue Ordinary Shares below their nominal value.

Our Ordinary Shares have a nominal value of €0.12 (approximately $0.13) per Ordinary Share. We are not allowed to issue Ordinary Shares below their nominal value. On March 12, 2024, the closing price per Ordinary Share as reported on Nasdaq was $0.079. We cannot issue any new Ordinary Shares at this price. Accordingly, unless the price of our Ordinary Shares appreciates substantially, it will be very difficult for us to raise additional equity capital.

Sales of a significant number of Ordinary Shares in the public markets, or the perception that such sales could occur, could depress the market price of our Ordinary Shares.

Sales of a substantial number of Ordinary Shares in the public markets, or the perception that such sales could occur, could depress the market price of our Ordinary Shares and further impair our ability to raise capital through the sale of additional equity securities. We cannot predict the effect that future sales of our Ordinary Shares would have on the market price of our common stock.

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Form 6-K Disclosure

Next.e.GO Mobile SE Files Application For Opening Of Insolvency Proceedings

AACHEN, GERMANY– March 8, 2024 – Next.e.GO Mobile SE (“e.GO”), an innovative German producer of battery electric vehicles, today announced its decision to file an application for opening of insolvency proceedings with the competent district court of Aachen (Amtsgericht Aachen). e.GO is a wholly-owned subsidiary of Next.e.GO N.V., which is listed on Nasdaq.

The decision to apply for the opening of the insolvency proceedings comes amidst a backdrop of recent adverse developments and challenges in the EV industry, volatility in the capital markets, exacerbated by the recent situation surrounding other players in the EV sector.

Moreover, given the unfavorable market environment, the equity-based financing instruments that were secured by the Company could not perform to the expected level and pace. Moreover, and despite significant efforts by the company, the prevailing market conditions along with uncertainty across the EV sector has further significantly hindered the company’s ability to secure alternative funding as required under the local regulatory framework.

In light of these circumstances, the managing directors of e.GO have made the difficult decision to initiate the insolvency proceedings to ensure compliance with the local regulatory framework.

With due consideration of the foregoing, other affiliates, including Next.e.GO N.V. as the parent company of Next.e.GO Mobile SE, are expected to initiate respective insolvency proceedings in the short term.

The company remains committed to work closely with all relevant parties, to ensure a smooth transition through the insolvency proceedings.

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